UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 3-Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

RELIV INTERNATIONAL, INC.

(Name of the Issuer)

RELIV INTERNATIONAL, INC.

ROBERT L. MONTGOMERY

STEPHEN M. MERRICK

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75952 R 209

(CUSIP Number of Class of Securities)

Ryan A. Montgomery

Chief Executive Officer

Reliv International, Inc.

136 Chesterfield Industrial Blvd.

Chesterfield, Missouri 63005

(636) 537-9715

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Jude M. Sullivan

Howard & Howard Attorneys PLLC

200 S. Michigan Ave., Suite 1100

Chicago, IL 60604

(312) 372-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

CALCULATION OF FILING FEE

Transaction valuation* $2,521,841.25	Amount of filing fee $275.13

*

For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $2,521,841.25 (the “Total Consideration”) by the Company in lieu of issuing fractional shares immediately following the 1-for-2000 reverse stock split to holders of fewer than 2,000 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $3.75 per pre-split share and 672,491 pre-split shares, the estimated aggregate number of shares held by holders of less than 2,000 shares of the Company’s common stock. Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0001091 of the Total Consideration.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $135.01	Form or Registration No.: Schedule 13E-3
Filing Party: Reliv International, Inc.	Date Filed: October 22, 2020

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Reliv International, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 22, 2020, as previously amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on November 18, 2020 and Amendment No. 2 to the Schedule 13E-3 filed with the SEC on November 24, 2020. This Amendment No. 3 is being filed with the SEC pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report steps taken by the Company to effectuate the Transaction (as described below).

On September 8, 2020, our Board of Directors (the "Board") approved amendments to our Certificate of Incorporation (the "Certificate of Incorporation") to effect a reverse stock split of our Common Stock followed immediately by a forward stock split of our Common Stock (the “Stock Split") and (ii) our receipt of written consents dated October 16, 2020, approving such amendments by stockholders holding 51.5% of the voting power of all of our stockholders entitled to vote on the matter as of August 26, 2020 (the "Record Date"). The resolutions adopted by the Board and the written consents of the stockholders gave us the authority to file Certificates of Amendment to the Certificate of Incorporation (the "Certificates of Amendment"). The Certificates of Amendment were filed with the Secretary of State of the State of Delaware on December 21 and 22, 2020, and became effective immediately thereafter (the "Effective Date"). As a result of the Stock Split, stockholders owning fewer than 2,000 shares of our Common Stock were cashed out at a price of $3.75 per share, and the holdings of all other stockholders will remain unchanged.

The Stock Split is being undertaken as part of the Company’s plan to suspend its obligations to file periodic and current reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board determined that the costs of being a public reporting company outweigh the benefits thereof. The actions, including effecting the Stock Split, delisting our common stock from trading on the NASDAQ Stock Exchange, terminating the registration of our common stock under Sections 12(b) and 12(g) of the Exchange Act and suspending of our reporting obligations under Section 15(d) of the Exchange Act, are collectively referred to herein as the “Transaction.” After giving effect to the Transaction, we will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the listing standards of any national securities exchange. However, we intend to maintain our existing internal controls and corporate governance framework.

In connection with the consummation of the Transaction, the Company filed a Form 25 on December 21, 2020 to delist the Company’s common stock from the NASDAQ Stock Exchange. As a result, trading of the Company’s common stock was suspended on December 22, 2020 prior to the market opening. On January 19, 2021, the Company filed a Form 15 with the SEC certifying that it has less than 300 stockholders, which terminated the registration of the Company’s common stock under Section 12(g) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021	RELIV INTERNATIONAL, INC.

	By:	/s/ Ryan A. Montgomery
Ryan A. Montgomery
Chief Executive Officer